Report to Shareholders
(all amounts in US$ unless otherwise noted)

Significant events April 1, 2007, to date:

  The Cerro San Pedro project produces its first gold-silver doré in April and commences commercial production May 1.

  The Company sells 2,765 ounces gold and 53,881 ounces silver during the second quarter.

  Ore production at Cerro San Pedro is currently meeting daily budgetary expectations.

  The leach pad at Cerro San Pedro presently holds approximately 2.7 million tonnes of ore, containing an estimated 52,750 and 2.8 million ounces of gold and silver, respectively.

  Bulk sampling and drilling at El Morro is temporarily suspended due to abnormally heavy snowfall at the project site.

  A 3,268 meter drilling program is completed at the Rio Figueroa copper-gold project in Chile.

  The Company executes an exploration agreement to acquire the Liberty Bell gold project in central Alaska.

MEXICO – Cerro San Pedro Project (100%-owned)

The 100%-owned Cerro San Pedro gold and silver heap-leach project is located in central Mexico, 20 kilometers outside the state capital city of San Luis Potosí. Cerro San Pedro operates as an open pit mine. It produces gold/silver doré by subjecting run-of-mine ore to heap leaching using a Merrill-Crow recovery process.

Mine production is forecast to average 90,000 ounces of gold and 2.1 million ounces silver per year over a currently estimated mine life of 10 years. Using a silver-to-gold ratio of 60:1, this equates to approximately 125,000 ounces of gold and gold-equivalent silver per year. The life of mine production is expected to exceed 890,000 ounces gold and 21.0 million ounces silver.

Cerro San Pedro is expected to be a low-cost gold producer, with cash costs strongly impacted by the price of silver. At silver prices ranging from $9.17 to $13 per ounce, forecast life-of-mine operating costs, net of silver credits, range from $172 to $85 per ounce gold.

The mine produced its first gold-silver doré in April. Commercial production commenced the following month. Gold and silver sales for the quarter totaled 2,765 ounces gold and 53,881 ounces silver at an average realized price per ounce of $655.82 and $13.32, respectively, for total revenues of $2.5 million.

Ore production at Cerro San Pedro is currently meeting daily budgetary expectations but is approximately five weeks behind the year-to-date schedule due to delays in haul road construction and bench development.

The leach pad at Cerro San Pedro currently holds approximately 2.7 million tonnes of ore, containing an estimated 52,750 ounces silver and 2.8 million ounces gold. Recovery rates for this predominantly limestone ore are expected to be lower than those for the porphyry ore scheduled for mining later in the year.

Processing activities continued according to plan during the quarter. The Merrill-Crowe plant, currently operating at 50% capacity, is expected to achieve full production levels by the end of 2007.

In June, the Company ended its relationship with its contract miner, Washington Group Latin America, and subsequently entered into a rental agreement with a local company to provide mining equipment for the Cerro San Pedro project. Negotiations are underway to lease or purchase mining equipment on a long-term basis or to enter into a contract mining arrangement.

Construction at the Cerro San Pedro project was substantially complete in April, but construction of the second and third cells of the leach pad has been delayed due to the exceptionally heavy rainfall affecting the entire Gulf Coast region. The resulting over-stacking of ore onto cell one is expected to impact near-term recoveries. Cells two and three are now scheduled for completion in the third and fourth quarters of 2007. Other construction currently underway includes installation of additional pumps to increase processing plant capacity and several miscellaneous projects.

CHILE – El Morro Project (30%-owned)

Metallica’s 30% interest in the El Morro project includes the La Fortuna and El Morro copper-gold porphyry deposits. The project is located approximately 80 kilometers east of the city of Vallenar in northern Chile and is situated along one of the most prolific copper belts in the world.

Metallica’s 30% share of the currently-estimated La Fortuna resource is 1.94 billion pounds of copper and 2.54 million ounces gold in the measured and indicated categories, and 0.73 billion pounds of copper and 0.94 million ounces of gold in the inferred category. The resource assumes a 0.4% copper-equivalent cut-off and has not yet been updated to reflect the results of the November 2006 deep drilling.

La Fortuna Deposit – Mineral resources (Reported as 100%) Copper cut-off basis
					Contained	Contained
Copper			Copper	Gold	copper	gold
cut-off	Resource	Tonnes	grade	grade	pounds	ounces
grade	classification	(000’s)	(%)	(g/t)	(000’s)	(000’s)
0.3%	Measured	188,800	0.69	0.58	2,872,000	3,515
	Indicated	299,800	0.53	0.49	3,504,000	4,704
	Total	488,600	0.59	0.52	6,376,000	8,219
	Inferred	226,700	0.48	0.41	2,392,000	3,001
0.4%	Measured	165,700	0.73	0.62	2,667,000	3,276
	Indicated	214,300	0.60	0.56	2,835,000	3,845
	Total	380,000	0.65	0.58	5,502,000	7,121
	Inferred	142,200	0.56	0.49	1,771,000	2,251

Copper equivalent cut-off basis ($1.00/lb copper and $400/oz gold)

Copper					Contained	Contained
equivalent			Copper	Gold	copper	gold
cut-off	Resource	Tonnes	grade	grade	pounds	ounces
grade	classification	(000’s)	(%)	(g/t)	(000’s)	(000’s)
0.3%	Measured	200,800	0.66	0.56	2,919,000	3,600
	Indicated	371,300	0.48	0.44	3,889,000	5,260
	Total	572,100	0.54	0.48	6,808,000	8,860
	Inferred	339,700	0.41	0.34	3,031,000	3,670
0.4%	Measured	192,000	0.68	0.57	2,871,000	3,550
	Indicated	314,500	0.52	0.49	3,586,000	4,930
	Total	506,500	0.58	0.52	6,457,000	8,480
	Inferred	230,600	0.48	0.42	2,421,000	3,120

1)

The mineral resource estimate, calculated on a copper cut-off basis, is classified as a measured, indicated and inferred mineral resource estimate in accordance with Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of mineral resources and mineral reserves. The Qualified Person, as defined by National Instrument 43-101, responsible for the design and completion of the updated mineral resource estimate based on a copper cut-off basis was Ricardo Raul Roco, Member – Australasian Institute of Mining and Metallurgy, and Manager of Mines Geology for Xstrata Copper.

2)

Mineral resources do not have demonstrated economic viability.

3)

The mineral resource estimate, calculated on a copper equivalent cut-off basis, is classified as a measured, indicated and inferred mineral resource estimate in accordance with CIM definitions of mineral resources and mineral reserves. The Qualified Persons, as defined by National Instrument 43-101, responsible for the restated mineral resource estimate on a copper equivalent cut-off basis were Dr. Bruce M. Davis, Fellow –Australasian Institute of Mining and Metallurgy, and Chief Geostatistician for Norwest Corporation, and Mark A. Petersen, Certified Professional Geologist and Vice President of Exploration for Metallica Resources Inc.

4)

Inferred mineral resources are defined on the basis of drill sample density and include inferred mineral resources occurring within and outside a simulated pit shell based on $1.20 per pound copper and $400 per ounce gold.

5)

Cautionary note to U.S. investors concerning estimates of indicated mineral resources: This table uses the term "indicated mineral resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

6)

Cautionary note to U.S. investors concerning estimates of inferred mineral resources: This table uses the term "inferred mineral resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

El Morro project joint venture partner, Xstrata, continues to work on the feasibility study due in September 2007. Xstrata’s bulk sampling and 7900-meter drilling programs have been temporarily suspended due to heavy snowfall and extreme winter weather at the project site during July. The work will resume as soon as the weather permits.

A previously announced $1.2 million exploration program to be conducted by Xstrata and Metallica in the area outside the currently defined La Fortuna resource is now expected to commence near year end. Exploration may include further work at the namesake El Morro deposit.

The El Morro deposit is located approximately five kilometers northwest of the La Fortuna deposit. The El Morro deposit differs from the La Fortuna deposit in that its copper-gold mineralization occurs entirely within volcanic and sedimentary rocks rather than in porphyry intrusive rocks. This suggests the potential for significant additional mineralization in a yet-to-be-located intrusive source. Although Xstrata has indicated that it has no immediate drilling plans for the El Morro deposit, the mineralization remains open to the west, northwest and northeast.

EXPLORATION

The Rio Figueroa copper-gold project is located in north-central Chile, approximately 17 kilometers from the Kinross/Bema Refugio gold-copper mine and approximately 80 kilometers southeast of the Chilean city of Copiapó. The project is situated along the same prolific copper belt as El Morro. In September 2004, Metallica entered into an option agreement to acquire a 100% interest in the Rio Figueroa property. The agreement requires that Metallica make cash payments totaling $3.5 million over a five-year period and incur $1.5 million in exploration expenditures over a three-year period. The exploration commitment has been satisfied.

The Company completed a 3,268-meter drilling program at Rio Figueroa during the recent quarter. The program, initiated in March, followed up on copper-gold mineralization intercepted during a 2006 drilling program and tested several geophysical targets. Results include:

  430 meters averaging 0.28% copper and 0.25 g/t gold from near surface to 450 meters in hole MDH-8, including 190 meters averaging 0.37% copper and 0.21 g/t gold from 254 to 444 meters

  104 meters averaging 0.39% copper and 0.26 g/t gold from 358 to 462 meters in hole MDH-4

The drilling results confirm the vertical continuity of copper oxide mineralization from near surface to a depth of approximately 450 meters.

In early July, Metallica signed an exploration option agreement to acquire the Liberty Bell gold project located along the Tintina Gold Belt in central Alaska. The agreement stipulates that the Company incur $2.0 million in exploration expenditures through December 2011 and subsequently deliver a feasibility study, or incur additional exploration expenditures totaling $5.5 million and deliver a feasibility study by the end of 2015.

MANAGEMENT

On June 22, long-time director, Oliver Lennox-King, tendered his resignation from the Board in order to focus on other business activities. A director of Metallica since its inception in 1994, Mr.Lennox-King’s counsel and market savvy will be greatly missed. The remaining members of the Board thank him for his many years of distinguished service and wish him well in his future endeavors.

On behalf of the Board of Directors,

"Signed"

Richard J. Hall
President and Chief Executive Officer

August 1, 2007

Management’s Discussion and Analysis

Management’s discussion and analysis ("MD&A") of the consolidated operating results and financial condition of Metallica Resources Inc. (the "Company") for the three and six months ended June 30, 2007 and 2006 has been prepared based on information available to the Company as of August 1, 2007. MD&A should be read in conjunction with the consolidated interim financial statements and the related notes for the three and six months ended June 30, 2007 and 2006, and in conjunction with MD&A for the year ended December 31, 2006. The consolidated financial statements and the related notes have been prepared in accordance with Canadian generally accepted accounting policies. The accounting policies have been consistently followed in preparation of the consolidated financial statements except that the Company has adopted the guidelines governed by the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1530 – "Comprehensive Income" and 3855 – "Financial Instruments – Recognition and Measurement", which became effective for the Company on January 1, 2007 and requires the Company to disclose comprehensive income and its components. All dollar amounts referred to in this discussion and analysis are expressed in United States dollars unless otherwise noted.

Overview

Construction of the Company’s Cerro San Pedro gold and silver mine in Mexico was substantially completed in April 2007. Construction activities that are ongoing include cells two and three of the phase one leach pad, installation of additional pumps to increase processing plant throughput capacity and other miscellaneous projects. The processing plant facilities were tested, which included three doré pours totaling 365 ounces of gold and 9,221 ounces of silver, and determined to be operational at the end of April 2007. The Company declared commencement of commercial production on May 1, 2007. The Company’s results from operations for the current quarter differ from preceding periods as the Company is now realizing revenue from operations.

As of August 1, 2007, approximately 2.7 million tonnes of ore had been placed on the leach pad containing an estimated 52,750 and 2,758,660 ounces of gold and silver, respectively. These ore tonnes are predominately limestones, which have the lowest recovery rates of all the Cerro San Pedro ore types. Gold and silver production has totaled 5,703 ounces of gold and 104,919 ounces of silver, respectively.

The Company is also advancing a copper-gold exploration project in Chile and is pursuing various other exploration projects in the Americas.

Financial Results of Operations

Second Quarter 2007 Compared to Second Quarter 2006

The Company reported a loss of $0.5 million ($0.01 per share) for the three months ended June 30, 2007. The loss in 2007 principally resulted from the Company not yet reaching planned production levels due to commencement of operations on May 1, 2007. There were no operations in 2006.

Gold and silver sales in the current period totaled $1.8 million and $0.7 million, respectively. The Company sold 2,765 ounces of gold and 53,881 ounces of silver at an average realized price per ounce of $655.82 and $13.32, respectively. Cost of sales totaled $3.0 million in the current period and exceeded metal sales due to the start-up nature of operations. There were no metal sales in the preceding period.

Depreciation and amortization in the current period of $0.1 million was due to amortization of Cerro San Pedro mine development costs beginning May 1, 2007.

General and administrative expense increased by $0.4 million in the current period to $1.7 million. The increase resulted from additional payroll costs and director fees totaling $0.2 million. This was principally due to salary increases, performance bonuses and the hiring of additional employees as a result of the Company’s transition from an exploration company to a gold and silver producer. Other cost increases included approximately $0.1 million for tax planning and legal expenses relating to foreign subsidiaries, and a $0.1 million increase in stock compensation expense.

Exploration and business development expense increased by $0.1 million in the current period to $0.3 million. The increase generally resulted from current period expenditures totaling $0.1 million to acquire an option to purchase the Liberty Bell gold project in Alaska.

Foreign exchange gain in the current period was $1.7 million as compared to a gain of $1.2 million in the preceding period. The increase in foreign exchange gain in the current period resulted from holding Canadian dollar cash balances and a greater strengthening of the Canadian dollar relative to the U.S. dollar in 2007 as compared to 2006. The Company held Canadian dollar cash balances totaling Cdn$20.9 million at June 30, 2007 and Cdn$22.9 million at June 30, 2006.

Year to Date 2007 Compared to Year to Date 2006

The Company reported a loss of $1.3 million ($0.01 per share) for the six months ended June 30, 2007. The loss in 2007 principally results from the Company not yet reaching planned production levels due to commencement of operations on May 1, 2007. There were no operations in 2006.

Gold and silver sales during the six months ended June 30, 2007 totaled $1.8 million and $0.7 million, respectively. Sales consisted of 2,765 ounces of gold and 53,881 ounces of silver at an average realized price per ounce of $655.82 and $13.32, respectively. Cost of sales totaled $3.0 million in the current period and exceeded metal sales due to the start-up nature of operations. There were no metal sales in the preceding period.

Depreciation and amortization in the current period of $0.1 million was due to amortization of Cerro San Pedro mine development costs beginning May 1, 2007.

General and administrative expenses increased by $0.8 million in the current period to $2.7 million. The increase resulted from additional payroll costs and director fees totaling $0.4 million, and was principally due to salary increases, performance bonuses and the hiring of additional employees as a result of the Company’s transition from an exploration company to a gold and silver producer. Other cost increases included approximately $0.1 million for tax planning and legal expenses relating to foreign subsidiaries, and a $0.3 million increase in stock compensation expense.

Exploration and business development expense increased by $0.2 million in the current period to $0.4 million. The increase generally resulted from second quarter expenditures totaling $0.1 million to acquire an option to purchase the Liberty Bell gold project in Alaska, and performance bonuses for exploration employees totaling $0.1 million.

Restricted stock unit ("RSU") expense increased from $0.1 million in the preceding period to $0.3 million in the current period. The $0.2 million increase in the current period primarily resulted from an increase in the RSU liability due to a greater strengthening of the Canadian dollar relative to the U.S. dollar at June 30, 2007 as compared to December 31, 2006, versus the comparable preceding period. In addition, 183,700 RSUs were granted in May 2007 for a total of 553,700 RSUs outstanding at June 30, 2007. Settlement of RSUs will be made in Canadian dollars. RSU expense is recorded over the vesting period.

Foreign exchange gain in the current period was $1.8 million as compared to a gain of $1.2 million in the preceding period. The $0.6 million increase in foreign exchange gain for the six months ended June 30, 2007 resulted from holding Canadian dollar cash balances and a greater strengthening of the Canadian dollar relative to the U.S. dollar in 2007 as compared to 2006. The Company held Canadian dollar cash balances totaling Cdn$20.9 million at June 30, 2007 and Cdn$22.9 million at June 30, 2006.

Summary of Quarterly Results
(000’s, except per share data)

	2007		2006
	Second	First	Fourth	Third
	Quarter	Quarter	Quarter	Quarter
	$	$	$	$
Total revenues	2,531	–	–	–
Net income (loss)	(501)	(757)	(2,168)	(605)
Basic net income (loss) per share	(0.01)	(0.01)	(0.03)	(0.01)
Diluted net income (loss) per share	(0.01)	(0.01)	(0.03)	(0.01)

	2006		2005
	Second	First	Fourth	Third
	Quarter	Quarter	Quarter	Quarter
	$	$	$	$
Total revenues	–	–	–	–
Net income (loss)	9	(367)	15	9,664
Basic net income (loss) per share	0.00	0.00	0.00	0.12
Diluted net income (loss) per share	0.00	0.00	0.00	0.12

The quarterly net income (loss) volatility for 2006 was primarily attributable to holding large cash balances in Canadian dollars and high fluctuations in the Canadian dollar/U.S. dollar exchange rate. Net foreign exchange gains (losses) totaled ($0.1 million), $1.2 million, $0.2 million and ($0.7 million) for the first, second, third and fourth quarters of 2006, respectively. In addition, the fourth quarter of 2006 reflected a write-down of mineral properties, plant and equipment totaling $0.4 million, and $0.2 million for restricted stock unit expense due principally to an increase in the Company’s share price from Cdn$3.40 at September 30, 2006 to Cdn$4.60 at December 31, 2006.

The high quarterly net income (loss) volatility for 2005 was also attributable to holding large cash balances in Canadian dollars and high fluctuations in Canadian dollar/U.S. dollar exchange rates. Net foreign exchange gains totaled $1.6 million and $0.2 million for the third and fourth quarters of 2005, respectively. In addition, the Company recognized income from property payments in the third quarter of 2005 totaling $8.4 million as a result of a $10.0 million earn-in payment by Xstrata with respect to the El Morro project.

Liquidity and Capital Resources

The Company had $27.6 million of cash and cash equivalents at June 30, 2007. The Company believes that it has sufficient cash to fund its needs until it generates positive cash flow from operations in the second half of 2007.

The Company’s cash balances decreased from $44.8 million at December 31, 2006 to $27.6 million at June 30, 2007. Cash flows spent on operating activities in 2007 totaled $6.5 million, which principally related to an increase in inventory totaling $5.9 million. Cash flows spent on investing activities in 2007 totaled $11.5 million and principally related to construction of the leach pads and process plant facilities, as well as other mine development activities at the Cerro San Pedro project. Cash flows received from financing activities totaled $0.9 million and primarily resulted from the exercise of 453,800 stock options during 2007.

The Company had working capital of $30.2 million at June 30, 2007 as compared to working capital of $42.1 million at December 31, 2006. The $11.9 million decrease in working capital primarily resulted from $12.6 million of additions to mineral properties, plant and equipment for construction, development and exploration activities at the Cerro San Pedro and Rio Figueroa projects.

Outstanding Share Data

As of August 1, 2007, the Company had issued one class of common shares and had a total of 92,466,301 shares outstanding. The Company had two groups of common share purchase warrants outstanding: 1) 19,247,850 warrants, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008, and 2) 3,835,250 warrants, each of which is exercisable for one common share at an exercise price of Cdn$5.50 through December 20, 2009. Stock options outstanding as of August 1, 2007 totaled 3,155,434, each of which is exercisable for one common share at prices ranging from Cdn$1.20 to Cdn$5.10 per share.

Use of Estimates

Inventory
 The amount of gold and silver in the ore on leach pad is measured by estimating the number of tonnes delivered to the leach pad, the number of contained ounces based on assay data and the estimated recoverable ounces based on metallurgical data. Although the quantities of recoverable gold and silver placed on the leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. The ultimate recovery of gold and silver from the leach pad will not be known until the leaching process has concluded.

Internal Controls over Financial Reporting

The Company is transitioning from a minerals exploration company to a mine operating company. As a result, the Company has adopted new internal controls over financial reporting with respect to new business processes relating to inventory, sales and cost of sales. There have been no changes made that have materially affected, or are reasonably likely to materially affect, the Company’s previously existing internal controls over financial reporting.

Disclosure Controls

Management is responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company is communicated to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as of June 30, 2007 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made available to them.

Corporate Outlook

Ongoing construction activities at the Cerro San Pedro project include cells two and three of the phase one leach pad, installation of additional pumps to increase processing plant throughput capacity and other miscellaneous projects. It is anticipated that these construction activities will be completed by the end of 2007 at a cost of approximately $5.6 million. Completion of leach pad cells two and three, which was originally scheduled for July 2007, has been impacted by abnormally high amounts of rain along the Gulf of Mexico’s coastal region. Cells two and three are now scheduled for completion in the third and fourth quarter of 2007, respectively. The mine is currently operating at, or near, full production rates. The processing plant is expected to achieve full production levels by the end of 2007, as well as the forecasted production levels for 2007 of 40,000 ounces of gold and 950,000 ounces of silver.

On June 19, 2007, the Company terminated its mining contract with Washington Group Latin America, Inc. ("WGLA") under which WGLA had served as the mining contractor for the Company’s Cerro San Pedro project. The Company received notice from WGLA in July 2007 for $14.9 million of claims that WGLA alleges the Company owes it for termination and demobilization fees, and other charges under the mining contract. Approximately $10.2 million of these claims have been submitted to arbitration for resolution. Approximately $4.2 million of the remaining $4.7 million of claims will also likely be submitted to arbitration for resolution. The Company disputes all but approximately $0.5 million of WGLA’s $14.9 million claim. The outcome of the arbitration proceedings, which will take place in Denver, Colorado, cannot be assessed.

In late June 2007, the Company entered into a rental agreement with a local contractor to provide the mining equipment for the project.

Xstrata Plc. ("Xstrata"), the Company’s joint venture partner on the El Morro project, is required to provide the Company with a feasibility study on the project by September 2007. The exploration agreement with Xstrata requires that Xstrata pay the full cost of the feasibility study. Work on Xstrata’s bulk sampling and 8,000-meter drilling program has been suspended due to abnormally high amounts of snowfall at the project site. Xstrata intends to continue work on this program when snow levels subside.

The exploration agreement also requires that any future costs relating to exploration work on the El Morro project be shared in accordance with each partner’s ownership interest of 70% for Xstrata and 30% for the Company. Xstrata and the Company have agreed to perform drilling and other exploration activities on the El Morro project totaling approximately $1.2 million. The Company will be responsible for 30% of the cost of this program. Work on this project is expected to begin towards the end of 2007.

The Company recently completed a 3,268-meter drilling program at its Rio Figueroa copper-gold project in Chile. Trenching and sampling at two new target areas are underway with the objective of conducting additional drilling in late 2007 or early 2008.

Risk Factors

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and involve numerous risks, including those described under the heading "Item 3. Key Information – D) Risk Factors" in the Company’s latest Annual Report on Form 20-F. In addition, as a result of the Company’s transition from an exploration company to a gold and silver producer, the Company is subject to additional risks including, among others, risks associated with the operation of a mine, such as uncertainty concerning the Company’s ability to hire and retain qualified personnel, risks of labor disruptions, power outages, landslides, flooding, encountering unexpected geologic formations or unanticipated variations in grade, uncertainty concerning the Company’s ability to obtain suitable machinery, equipment and parts, metallurgical and other processing problems, mechanical equipment performance problems, occurrence of accidents, force majeure factors, unanticipated transportation costs, and weather conditions, any of which can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures and production commencement dates.

The Company has prepared estimates, and relies on the estimates of consultants and management, of future production, schedules and cash and total costs in respect of its Cerro San Pedro mine. There is no assurance that such estimates will be achieved. Actual production from the Cerro San Pedro mine may vary from such estimates for a variety of reasons such as the actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, as well as the foregoing risks associated with the operation of a mine.

The Company’s functional currency is the U.S. dollar, whereas the Company’s primary operations are located in Mexico where most of its obligations and disbursements are denominated in Mexican pesos. The Company has not entered into any hedging activity for foreign currency risk with respect to the Mexican peso.

The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.

The Company has been notified of various lawsuits and legal actions that have been filed against governmental agencies by a group of project opponents seeking nullification of various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. Various lawsuits and legal actions have been filed by members of this group ("Project Opponents") over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies. In the event of an adverse ruling from any of the unresolved lawsuits, the Company may be forced to suspend or cease project construction or operating activities.

As required by an earlier court order in 2005, the Mexican governmental agency that issued the Environmental Authorization for the Company’s Cerro San Pedro project was required to revise that Environmental Authorization in order for it to conform with current environmental and other laws. The Environmental Authorization is the Mexican equivalent of an Environmental Impact Statement or mining permit in the United States. The Company received a new Environmental Authorization in April 2006. The Company has been informed that the Project Opponents have filed a lawsuit alleging that the new Environmental Authorization does not conform with the requirements of the court order. In the event of an adverse ruling from this lawsuit, the Company’s operations may be negatively impacted.

Forward-Looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934 and applicable Canadian securities legislation, and are intended to be subject to the safe harbor protection of those provisions. All statements, other than statements of historical facts, included in this document and in press releases and public statements by our officers or representatives, that address activities, events or developments that management of the Company expects or anticipates will or may occur in the future, are forward-looking statements, including, but are not limited to, those relating to the Company’s transition from an exploration company to a gold and silver producer, projections of production and scheduling, cash and total costs, start-up of any new project, results of exploration efforts, status of required permits from governmental and regulatory authorities, status of lawsuits filed against governmental agencies including lawsuits filed by Project Opponents with respect to the Company’s Cerro San Pedro project, and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as "could", "expect", "believe", "estimate", "anticipate", "project" and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described above as well as those set forth under the heading "Item 3. Key Information – D) Risk Factors" in the Company’s latest Annual Report on Form 20-F. These may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company’s recent transition from an exploration company to a gold and silver producer including, among others, risks associated with the operation of a mine and risks that could affect the Company’s ability to achieve estimated production, schedules and cash and total costs with respect to its Cerro San Pedro mine, such as those described under "Risk Factors" above; risks related to the Company’s properties being at the exploration or development stage; uncertainty of obtaining additional funding; uncertainty of mineral reserve and resource estimates; effects on the Company’s operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters; permitting requirements; risks of liability for environmental damage; risks relating to legal proceedings; and risks associated with international business operations. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as may be required under applicable securities laws.

Metallica Resources Inc.

Consolidated Balance Sheets
(unaudited) U.S. dollars (000’s)

	June 30,	December 31,
	2007	2006
	$	$
Assets
Current assets:
Cash and cash equivalents	27,574	44,762
Value-added tax and other receivables	4,217	2,787
Inventory (Note 4)	6,028	133
Deposits and prepaid expenses	2,554	204
	40,373	47,886

Mineral properties, plant and equipment (Note 5)	97,349	84,827
Other assets	314	240
Total assets	138,036	132,953

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	10,218	5,790

Restricted stock units (Note 8(d))	503	557
Asset retirement obligation (Note 7)	781	611
	11,502	6,958

Shareholders’ equity:
Share capital – 92,465,051 common shares (2006: 92,001,263) (Note 8(a))	135,001	133,572
Contributed surplus	1,485	1,485
Warrants (Note 8(b))	10,361	10,364
Stock options (Note 8(c))	2,871	2,474
Accumulated other comprehensive loss	(26)	–
Deficit	(23,158)	(21,900)
	126,534	125,995
Total liabilities and shareholders’ equity	138,036	132,953

Contingencies (Note 10)
Subsequent event (Note 11)

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.

Consolidated Statements of Operations and Deficit
U.S. dollars (000’s, except share data)
	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	$	$	$	$
Revenues:
Gold	1,813	–	1,813	–
Silver	718	–	718	–
	2,531	–	2,531	–
Operating expenses:
Direct production costs	2,839	–	2,839	–
Depreciation and amortization	128	–	128	–
	2,967	–	2,967	–
Operating loss	(436)	–	(436)	–

Other expense (income):
General and administrative	1,707	1,329	2,672	1,827
Exploration and business development	318	158	435	203
Restricted stock units	47	53	282	146
Foreign exchange gain	(1,681)	(1,222)	(1,849)	(1,169)
Interest income	(340)	(350)	(752)	(687)
	51	(32)	788	320

Income (loss) before income taxes	(487)	32	(1,224)	(320)
Income tax provision (Note 9)	14	23	34	38

Net income (loss)	(501)	9	(1,258)	(358)

Deficit at beginning of period	(22,657)	(19,136)	(21,900)	(18,769)
Deficit at end of period	(23,158)	(19,127)	(23,158)	(19,127)
Basic and diluted loss per share	(0.01)	–	(0.01)	–
Weighted average number of common shares outstanding	92,329,623	83,702,479	92,270,166	83,614,449

The accompanying notes are an integral part of these interim consolidated financial statements.

Metallica Resources Inc.

Consolidated Statement of Comprehensive Loss
(unaudited) U.S. dollars (000’s)
	Three Months Ended June 30,	Six Months Ended June 30,
	2007	2007
	$	$
Net loss	(501)	(1,258)
Net unrealized gain (loss) on available-for-sale securities	(98)	126
Comprehensive loss	(599)	(1,132)

Consolidated Statement of Accumulated
Other Comprehensive Loss
(unaudited) U.S. dollars (000’s)
	Six Months Ended June 30,
		2007
		$
Balance at December 31, 2006		–
Net unrealized loss on available-for-sale securities		(152)
Balance at January 1, 2007 on adoption of new accounting standard		(152)
Net unrealized gain on available-for-sale securities		126
Accumulated other comprehensive loss		(26)

The accompanying notes are an integral part of these interim consolidated financial statements.

Metallica Resources Inc.

Consolidated Statements of Cash Flows
(unaudited) U.S. dollars
	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

	$	$	$	$
Cash flows provided from (used for) operating activities
Net income (loss)	(501)	9	(1,258)	(358)
Non-cash items:
Depreciation and amortization	144	4	161	7
Stock-based compensation expense	480	389	687	431
Restricted stock unit expense	47	53	282	146
Unrealized gain (loss) on available-for-sale securities and other	(82)	6	150	11
Changes in non-cash working capital and other assets	(4,199)	(364)	(6,493)	(496)
	(4,111)	97	(6,471)	(259)

Cash flows used for investing activities
Mineral properties, plant and equipment	(4,830)	(5,841)	(11,496)	(9,863)
	(4,830)	(5,841)	(11,496)	(9,863)

Cash flows provided from financing activities
Proceeds from exercise of warrants	25	–	25	54
Proceeds from exercise of stock options	427	327	906	768
	452	327	931	822

Decrease in cash and cash equivalents	(8,489)	(5,417)	(17,036)	(9,300)
Cash and cash equivalents, beginning of period	36,063	38,787	44,610	42,670
Cash and cash equivalents, end of period	27,574	33,370	27,574	33,370

Cash and cash equivalents consist of:
Cash on hand	1,966	3,490	1,966	3,490
Short-term investments	25,608	29,880	25,608	29,880
	27,574	33,370	27,574	33,370

Non-cash investing activities:
Increase (decrease) in accounts payable and accrued liabilities related to mineral properties, plant and equipment	(1,927)	1,966	(921)	2,840
Income tax payments	15	7	33	7

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.

Notes to Consolidated Financial Statements
(unaudited) U.S. dollars

1.

Nature of Operations

Metallica Resources Inc. (the “Company”) operates a gold and silver mine in Mexico and is engaged in the exploration, acquisition and development of precious and base metal mineral deposits throughout the Americas.

The Company has completed construction of its Cerro San Pedro gold and silver project in Mexico, except for construction of cells two and three of the phase one leach pad, installation of additional pumps to increase processing plant throughput capacity and other miscellaneous projects.  These construction activities are expected to be completed later this year.  The project processing facilities were tested and determined to be operational on April 30, 2007.  Effective May 1, 2007, commercial production commenced at the Cerro San Pedro project.  All project revenues and operating costs attributable to periods beginning after May 1, 2007 are reflected in the Company’s statement of operations.

The Company is also advancing a copper-gold exploration project in Chile and is pursuing various other exploration projects in the Americas.

2.

Basis of Presentation and New Accounting Policies

These interim consolidated financial statements of Metallica Resources Inc. have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods of their application as the most recent annual financial statements.

The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2006.  In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made.

Certain of the prior period figures have been reclassified to conform with the current period presentation.

Inventory

The Cerro San Pedro mine is a run-of-mine heap leaching operation whereby gold and silver ore is mined and placed on leach pads without screening or crushing.  Inventories consist of ore on leach pad and doré.  Ore on leach pad represents mined ore that has been stacked on an impermeable pad and is being leached with chemical solutions to dissolve precious metals, which will be recovered in a processing plant in the form of partially refined gold and silver, or doré.

The amount of gold and silver in the ore on leach pad is measured by estimating the number of tonnes delivered to the leach pad, the number of contained ounces based on assay data and the estimated recoverable ounces based on metallurgical data.  Although the quantities of recoverable gold and silver placed on the leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  The ultimate recovery of gold and silver from the leach pad will not be known until the leaching process has concluded.

Ore on leach pad is valued at the lower of average production cost or net realizable value.  Costs are added to ore on leach pad based on actual mining costs and amortization and depreciation incurred during the period, and are removed from the leach pad based on the average cost per recoverable ounce.

Doré inventory is valued at the lower of average production cost or net realizable value.  Average production cost includes the average cost of the ore on leach pad incurred prior to the doré refining process, plus doré processing costs including applicable depreciation on the process plant facilities.  Royalties, outside refinery charges and related transportation charges are allocated directly to cost of sales.

Supplies and reagents inventory are valued at the lower of average cost or replacement cost.

Revenue

Revenue is recorded when delivery of doré and transfer of ownership has occurred.  Sales are recorded based on the estimated gold and silver values contained in the partially refined doré, and are subsequently adjusted once the refined metal quantities are known.

Mineral Properties, Plant and Equipment

Mineral properties, plant and equipment are amortized on a unit-of-production basis over estimated recoverable reserves or on a straight-line basis over the estimated useful life of the asset, whichever is appropriate.

3.

Adoption of New Accounting Standards

Effective January 1, 2007, the Company adopted the two new accounting standards and related amendments to other standards on financial instruments issued by the Canadian Institute of Chartered Accountants (“CICA”).  Prior periods have not been restated.

a)

Financial Instruments – Recognition and Measurement, CICA Handbook Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts.  It also specifies how financial instrument gains and losses are to be presented.

Effective January 1, 2007, the Company’s cash equivalents have been classified as available-for-sale securities and are recorded on the balance sheet at fair value, which is based on quoted market prices.  Changes in the fair value of these securities are reflected in other comprehensive income and included in accumulated other comprehensive income on the balance sheet.  These unrealized gains and losses are not reflected in net income until realized.

b)

Comprehensive Income – CICA Handbook Section 1530

This standard requires the presentation of a statement of comprehensive income and its components.  Comprehensive income includes both net earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on available-for-sale investments, gains and losses on certain derivative instruments, and foreign currency gains and losses related to self-sustaining operations, none of which are included in the calculation of net earnings until realized.

The effect on the Company’s balance sheet as of January 1, 2007 on adoption of these financial instrument standards resulted in a $0.2 million decrease to accumulated other comprehensive income.  The adjustment resulted from unrealized gains, which were more than offset by related foreign exchange losses, on cash equivalents accounted for as available-for-sale securities.  As prescribed by these standards, prior periods have not been restated.

4.

Inventory

Inventory consists of the following:

	June 30,	December 31,
	2007	2006
	(000’s)	(000’s)
	$	$
Ore on leach pad	5,191	133
Gold and silver doré	690	–
Reagents and supplies	147	–
	6,028	133

5.

Mineral Properties, Plant and Equipment

Additions to mineral properties, plant and equipment for the six month period ended June 30, 2007 are summarized as follows:

				Plant
Balance at December 31, 2006	Mineral	Deferred	Construction	and		Accumulated
(000’s)	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Total
	$	$	$	$	$	$	$
Cerro San Pedro, Mexico	23,924	20,840	35,213	1,128	81,105	383	80,722
El Morro, Chile	--	114	--	--	114	--	114
Rio Figueroa, Chile	562	2,115	--	--	2,677	--	2,677
Other Projects, Chile	41	13	--	--	54	--	54
Alaska Peninsula, USA	225	885	--	--	1,110	--	1,110
Office Furniture and Equipment	--	--	--	274	274	124	150
Balance at December 31, 2006	24,752	23,967	35,213	1,402	85,334	507	84,827

2007 Additions

Cerro San Pedro, Mexico	750	961	9,529	464	11,704	336	11,368
Reclassification of Cerro San Pedro balances	(24,674)	(21,801)	(41,815)	88,290	--	--	--
El Morro, Chile	--	141	--	--	141	--	141
Rio Figueroa, Chile	24	889	--	--	913	--	913
Other Projects, Chile	14	1	--	--	15	--	15
Alaska Peninsula, USA	--	98	--	--	98	--	98
Office Furniture and Equipment	--	--	--	20	20	33	(13)
2007 Additions	(23,886)	(19,711)	(32,286)	88,774	12,891	369	12,522

Balance at June 30, 2007

Cerro San Pedro, Mexico	--	--	2,927	89,882	92,809	719	92,090
El Morro, Chile	--	255	--	--	255	--	255
Rio Figueroa, Chile	586	3,004	--	--	3,590	--	3,590
Other Projects, Chile	55	14	--	--	69	--	69
Alaska Peninsula, USA	225	983	--	--	1,208	--	1,208
Office Furniture and Equipment	--	--	--	294	294	157	137
Balance at June 30, 2007	866	4,256	2,927	90,176	98,225	876	97,349

The Company reclassified its capitalized costs relating to the Cerro San Pedro project to plant and equipment as a result of commencement of commercial production on May 1, 2007.  Construction in progress at June 30, 2007 relates to ongoing construction activities at the Cerro San Pedro project, principally leach pad construction.

6.

Related Party Transactions

The Company entered into a consulting agreement with a director of the Company to provide technical advisory services with respect to the Cerro San Pedro project at a rate of one thousand dollars per day plus out-of-pocket expenses. Effective April 1, 2007, the director’s consulting rate was increased to one thousand two hundred and fifty dollars per day.  The Company has incurred technical advisory fees pursuant to this agreement totaling eighty-four thousand dollars during the six months ended June 30, 2007.

The Company entered into a consulting agreement with a company controlled by an individual, who is a director of the Company, to provide management services with respect to the Cerro San Pedro project. The agreement provides for consulting fees of six thousand dollars per month.  Effective April 1, 2007, the director’s consulting rate was increased to seven thousand dollars per month.  The Company has incurred consulting fees pursuant to this agreement totaling forty thousand dollars during the six months ended June 30, 2007.

7.

Asset Retirement Obligation

The Company’s environmental permit for its Cerro San Pedro project requires that it reclaim any land that it disturbs during mine construction and mine operations.  The Company has recorded an asset retirement obligation for its Cerro San Pedro project as follows:

(000’s)
$
Balance at December 31, 2006	611
Accretion	28
Additional reclamation provision	142
Balance at June 30, 2007	781

The asset retirement obligation is calculated as the net present value of the estimated future cash outflows as of June 30, 2007 of $1.3 million.  Commencement of reclamation activities are expected to begin in 2016.  The present value of the estimated future cash outflow layer for 2007 assumes an inflation rate of 2.5% and has been discounted using a risk-adjusted rate of 7.75%.  Accretion of asset retirement obligation that relates to periods prior to commencement of commercial production totaling $0.1 million has been capitalized as plant and equipment.  Accretion that relates to periods after commencement of commercial production has been expensed.  The total reclamation obligation for the project is estimated to be $4.3 million.

8.

Share Capital

a)

Common shares issued and outstanding

	Shares	Amount
	(000’s)	(000’s)
		$
Balance at December 31, 2006	92,001	133,572
Exercise of stock options for cash	454	906
Fair value of stock options exercised	--	488
Exercise of warrants for cash	8	25
Fair value of warrants exercised	--	3
Shares issued for retirement plan	2	7
Balance at June 30, 2007	92,465	135,001

b)

Warrants

On December 20, 2006, the Company issued 3.8 million common share purchase warrants in conjunction with a private placement equity financing.  Each warrant entitles the holder to purchase one common share at an exercise price of Cdn$5.50 for a period of three years to December 20, 2009.   As of June 30, 2007, none of the warrants had been exercised.

On December 11, 2003, the Company issued 19.4 million common share purchase warrants in conjunction with a public equity offering, of which 19.2 million were outstanding at June 30, 2007.  Each warrant entitles the holder to purchase one common share at an exercise price of Cdn$3.10 through December 11, 2008.   Warrants to purchase eight thousand shares were exercised during the six months ended June 30, 2007.

c)

Stock options

The following table summarizes stock options outstanding and changes in fair value of stock options as of June 30, 2007:

	Weighted
	Average	Stock
	Exercise	Options	Amount
	Price	Outstanding	(US$)
	(Cdn$)	(000’s)	(000’s)
	$		$
Balance at December 31, 2006	2.41	3,067	2,474
Stock options granted	5.07	420	–
Compensation cost recognized	–	–	926
Exercise of stock options for cash	2.33	(454)	–
Fair value of stock options exercised	–	–	(488)
Forfeited stock options	3.89	(87)	–
Fair value of stock options forfeited	–	–	(41)
Balance at June 30, 2007	2.76	2,946	2,871
Exercisable at June 30, 2007	2.33	2,153

The total fair value of options granted during the six months ended June 30, 2007 was $0.9 million.  These options vest over a two-year period.

The fair value of options granted in 2007 has been calculated using the Black-Scholes Option Pricing Model with the following assumptions:

2007 Grants
Risk-free interest rate (Canada)	3.95% to 4.41%
Expected dividend yield	0.0%
Expected price volatility	56% to 67%
Expected life of option	3.4 to 3.7 years

Option pricing models require the input of highly subjective assumptions.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

d)

Restricted stock units

The Company’s restricted stock unit (“RSU”) plan provides for the Company’s directors to grant RSUs subject to vesting and other conditions as determined by the directors.  The settlement of RSUs will be made in cash and is calculated at the average closing price of the Company’s common shares on the Toronto Stock Exchange for the five trading days preceding the date of settlement.  RSU expense is recorded over the three-year vesting period.  The following table summarizes RSUs outstanding as of June 30, 2007:

		Number
Date of	Date of	of RSUs	Fair Value
Grant	Settlement	(000’s)	(000’s)
			$
March 10, 2005	March 10, 2008	120	402
March 9, 2006	March 9, 2009	250	476
May 24, 2007	May 24, 2010	184	27

Balance at June 30, 2007			905
Less current maturities, included in current liabilities			402
Non-current portion			503

9.

Income Taxes

The current period income tax provision represents the Company’s proportionate interim share of the estimated to date 2007 tax obligation associated with a profitable Mexican subsidiary.

10.

Contingencies

a)

The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment.  Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.

b)

The Company has been notified of various lawsuits and legal actions that have been filed by a group of project opponents (“Project Opponents”) against governmental agencies.  The Project Opponents seek to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project.  Various lawsuits and legal actions have been filed by members of this group over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies.  In the event of an adverse ruling from any of the unresolved lawsuits, the Company’s operations may be negatively impacted.

c)

As required by an earlier court order in 2005, the Mexican governmental agency that issued the Environmental Authorization for the Company’s Cerro San Pedro project was required to revise that Environmental Authorization in order for it to conform with current environmental and other laws.  The Environmental Authorization is the Mexican equivalent of an Environmental Impact Statement or mining permit in the United States.  The Company received a new Environmental Authorization in April 2006.  The Company has been informed that the Project Opponents have filed a lawsuit alleging that the new Environmental Authorization does not conform with the requirements of the court order.  In the event of an adverse ruling from this lawsuit, the Company’s operations may be negatively impacted.

d)

On June 19, 2007, the Company terminated its mining contract with Washington Group Latin America, Inc. (“WGLA”) under which WGLA had served as the mining contractor for the Company’s Cerro San Pedro project.  The Company received notice from WGLA in July 2007 for $14.9 million of claims that WGLA alleges the Company owes it for termination and demobilization fees, and other charges under the mining contract.  Approximately $10.2 million of these claims have been submitted to arbitration for resolution.  Approximately $4.2 million of the remaining $4.7 million of claims will also likely be submitted to arbitration for resolution.  The Company disputes all but approximately $0.5 million of WGLA’s $14.9 million claim.  The outcome of the arbitration proceedings, which will take place in Denver, Colorado, cannot be assessed.

e)

In April 2007, the Company entered into an agreement with a law firm to provide legal services with respect to ongoing litigation at the Cerro San Pedro project.  In the event that the litigation is resolved in favor of the Company by December 31, 2007, the Company will pay the law firm a success fee of approximately $1.0 million.

11.

Subsequent Event

On July 9, 2007 the Company entered into an exploration agreement with the right to acquire the Liberty Bell gold project in central Alaska.  The agreement provides for the Company to make aggregate advance royalty payments totaling $0.3 million, incur exploration expenditures totaling $2.0 million, and deliver a feasibility study by December 31, 2011.  If a feasibility study is not delivered by that time, the agreement may be extended up to four more years by incurring additional advance royalty payments totaling $0.9 million and exploration expenditures totaling $5.5 million from 2012 through 2015.  Aggregate holding fees of up to $2.5 million, which will be indexed for inflation, are required to be paid from 2021 through 2026 until commencement of commercial production.  The owner will retain a sliding scale net smelter return royalty of 0.5% to 4.0% from future production, based on the market price of gold.

METALLICA RESOURCES INC.

c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112 USA